FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date: November 19, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-155247) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

Item

1	Material Fact, dated November 17, 2008

Item 1
MATERIAL FACT
As contemplated in the prospectus concerning the issuing by Santander Emisora 150, S.A.U. of 7 billion euros of securities mandatorily exchangeable into bonds (the “Valores Santander”) that are mandatorily convertible into ordinary shares of Banco Santander, S.A. (“Banco Santander”), filed with the official registers of the National Securities Market Commission (CNMV) on 19th September 2007, and in view of the terms of the capital increase of Banco Santander, notified as a material fact on 10th November 2008, and in particular, the fact that such increase is fully underwritten, Banco Santander has agreed (assuming that the capital increase is fully subscribed) to amend the conversion ratio corresponding to the Valores Santander (i.e., the number of Banco Santander shares corresponding to each of the Valores Santander for conversion purposes) on applying the anti-dilution mechanism established in the issue prospectus of the latter.
For conversion purposes, the new reference price for Banco Santander shares is established at 14.63 euros per share. Therefore, the new conversion ratio applicable to the Valores Santander is 341.7635 Banco Santander shares for each of the Valores Santander, which is the result of dividing the face value of each of the Valores Santander (5,000 euros) by the aforementioned reference price (14.63 euros).
Also, it is further communicated that, in view of the Banco Santander capital increase referred above, assuming that the capital increase is fully subscribed and with regard to the anti-dilution provision set forth in the agreement entered into with Sovereign Bancorp, Inc. (“Sovereign”) on 13th October 2008, the exchange ratio for the acquisition of Sovereign will be of 0.3206 ordinary shares of Banco Santander for each ordinary share of Sovereign.
Boadilla del Monte (Madrid), November 17, 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: November 19, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President